UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of June 2002

METRO INTERNATIONAL SA

(Translation of registrant's name into English)

75, Route de Longwy
LU-8080 Bertrange
Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . X . . . . Form 40-F . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . No . . .X. . . .

Exhibits

1. **Metro fundraising**
2. **Metro sells franchise in South Korea**
3. **Metro raises US $40 million**
4. **Metro International Danish Authority**

Exhibit 1

NOT FOR DISTRIBUTION IN THE UNITED STATES

METRO FUNDRAISING

Metro International S.A. ("Metro"), the international newspaper group, today announced that it has issued subordinated convertible notes to one of its major shareholders, Modern Times Group MTG AB. The principal amount of the convertible notes is US$ 20 million and the notes have a five year yield to maturity in 2007.
The notes are convertible into Metro International S.A. B shares at a price of US$ 2.01 (SEK 20.50) per share, representing a 22% premium to the closing price of the B Share at US$ 1.64 (SEK 16.8) on the Stockholmsbörsen on Monday 13 May 2002. The convertible notes have an annual coupon of 6.25% and are issued and redeemed at 100% (par value). The terms of the convertible notes have been based on an independent fair market valuation.

Metro International S.A.'s existing shareholders will be offered the opportunity to subscribe to an offering of convertible notes on the same terms as MTG and in proportion to their existing shareholdings. The record date for shareholders to be eligible to participate in the offering is Monday 13 May 2002.
The funds raised from the issue of convertible notes will be invested in Metro's existing operations.

THESE MATERIALS ARE NOT AN OFFER FOR SALE OF THE NOTES IN THE UNITED STATES. THE NOTES MAY NOT BE SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED. METRO INTERNATIONAL S.A. INTENDS TO REGISTER THE OFFERING OF NOTES TO THE EXISTING SHAREHOLDERS IN THE UNITED STATES AND TO CONDUCT A PUBLIC RIGHTS OFFERING OF NOTES IN THE UNITED STATES. THE PUBLIC RIGHTS OFFERING WILL BE MADE PURSUANT TO A PROSPECTUS THAT WILL BE OBTAINABLE FROM METRO INTERNATIONAL S.A. AND WILL CONTAIN DETAILED INFORMATION ABOUT METRO INTERNATIONAL AND ITS MANAGEMENT, AS WELL AS FINANCIAL STATEMENTS.

For further information, please visit www.metro.lu, email info@metro.lu or contact:
Pelle Törnberg, President & CEO tel: +44 (0) 20 7408 0230
Matthew Hooper, Investor & Press Relations tel: +44 (0) 20 7321 5010

Metro is the world's largest free newspaper, publishing and distributing 23 editions in 15 countries in 13 languages: Stockholm (Metro), Prague (Metro), Gothenburg (Metro), Hungary (Metro), the Netherlands (Metro), Helsinki (Metro), Malmö (Metro), Santiago (Publimetro), Philadelphia (Metro), Toronto (Metro Today), Rome (Metro), Milan (Metro), Warsaw (Metropol), Athens (Metrorama), Montreal (Metro), Barcelona (Metro Directe), Boston (Metro), Madrid (Metro Directo), Copenhagen (MetroXpress), Paris (Metro), Marseille (Metro), Lyon (Metro) and Hong Kong (Metropolis Daily).

Metro International S.A. 'A' and 'B' shares are listed on NASDAQ and on the Stockholmsbörsen under the symbols MTROA and MTROB.

Exhibit 2

METRO SELLS FRANCHISE IN SOUTH KOREA

Metro International S.A., the international newspaper group, today announced that it has sold a licence to a group of independent Korean businessmen to launch a Metro newspaper edition in Seoul, South Korea's capital city.

Metro International is not investing financially in the new newspaper but has provided its expertise to the group that has started the newspaper, in the form of consultation on the successful implementation of the Metro concept. Metro International receives an ongoing franchise fee and retains an option to acquire an interest in the newspaper in the future. The newspaper will also buy content from Metro World News.

The new edition of Metro was launched today with the hand distribution this morning of 400,000 copies of the new newspaper in and around the Seoul city center, making Metro the fourth largest newspaper in Seoul. The South Korean national print advertising market generated gross revenues of US$ 2.4 billion in 2001.

Seoul is one of Asia's largest cities, with a population of 10.5 million people. South Korea is also co-host of the 2002 Football World Cup, which starts today and has already resulted in a substantial increase in the number of visitors to the city and attracted significantly increased advertising media spend in the region. The first Metro Seoul edition already includes advertisements from leading brands including Visa, Hyundai and Korea Telecom.

For further information, please visit www.metro.lu, email info@metro.lu or contact:
Pelle Törnberg, President & CEO tel: +44 (0) 20 7408 0230
Matthew Hooper, Investor & Press Relations tel: +44 (0) 20 7321 5010

Metro is the world's largest free newspaper, publishing and distributing 23 editions in 15 countries in 13 languages: Stockholm (Metro), Prague (Metro), Gothenburg (Metro), Hungary (Metro), the Netherlands (Metro), Helsinki (Metro), Malmö (Metro), Santiago (Publimetro), Philadelphia (Metro), Toronto (Metro Today), Rome (Metro), Milan (Metro), Warsaw (Metropol), Athens (Metrorama), Montreal (Metro), Barcelona (Metro Directe), Boston (Metro), Madrid (Metro Directo), Copenhagen (MetroXpress), Paris (Metro), Marseille (Metro), Lyon (Metro) and Hong Kong (Metropolis Daily).

Metro International S.A. 'A' and 'B' shares are listed on the NASDAQ National Market and on the Stockholmsbörsen O-List under the symbols MTROA and MTROB.

Exhibit 3

webmail@waymaker.se
05/15/2002 03:04 PM

To: webmail@waymaker.se
cc: (bcc: Christopher Bull/LON/Cgsh)
Subject: Metro International: Metro raises us$ 40 million

METRO RAISES US$ 40 MILLION

Metro International S.A. ("Metro"), the international newspaper group, today announced that it has raised new bank debt financing of SEK 400 million. The financing is by means of a committed credit facility, which has a term of three and a half years. The annual interest to be paid on the drawn down amount of the loan is STIBOR plus three percent. The facility has been provided on a stand alone basis by Nordea.

For further information, please visit www.metro.lu, email info@metro.lu or contact:
Pelle Törnberg, President & CEO tel: +44 (0) 20 7408 0230
Matthew Hooper, Investor & Press Relations tel: +44 (0) 20 7321 5010

Metro is the world's largest free newspaper, publishing and distributing 23 editions in 15 countries in 13 languages: Stockholm (Metro), Prague (Metro), Gothenburg (Metro), Hungary (Metro), the Netherlands (Metro), Helsinki (Metro), Malmö (Metro), Santiago (Publimetro), Philadelphia (Metro), Toronto (Metro Today), Rome (Metro), Milan (Metro), Warsaw (Metropol), Athens (Metrorama), Montreal (Metro), Barcelona (Metro Directe), Boston (Metro), Madrid (Metro Directo), Copenhagen (MetroXpress), Paris (Metro), Marseille (Metro), Lyon (Metro) and Hong Kong (Metropolis Daily).

Metro International S.A. 'A' and 'B' shares are listed on the NASDAQ National Market and on the Stockholmsbörsen O-List under the symbols MTROA and MTROB.

This information was brought to you by Waymaker http://www.waymaker.net
The following files are available for download:
http://www.waymaker.net/bitonline/2002/05/15/20020515BIT01410/wkr0001.doc
http://www.waymaker.net/bitonline/2002/05/15/20020515BIT01410/wkr0002.pdf

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Exhibit 4

DANISH AUTHORITY FORCES COMPETITOR TO RAISE PRICES

Metro International S.A. ("Metro"), the international newspaper group, today announced that its rival free newspaper publisher in Denmark has been ordered to raise its prices by The Danish Competition Authority. Metro's Danish operation, MetroXpress, lodged a complaint with the Authority on 21 September 2001 concerning anti-competitive pricing by the competitor, which had offered advertising discounts at levels below average cost price.

The Authority made its decision on 29 May 2002 and found that the competitor had abused its dominant position in the Copenhagen newspaper advertising sales market through its relationship to the Orkla local media group. The competitor has consequently been ordered to raise its prices to the same level as those of MetroXpress.

Denmark is a member of the European Union and this decision therefore makes it possible for Metro to launch similar actions in other European Union countries.

Despite the predatory pricing of its competitor, MetroXpress has established itself as the clear market leader in Denmark. According to the latest official research from Index Denmark, MetroXpress currently has over 316,000 readers in the Greater Copenhagen area alone; 90,000 more readers than its only free daily rival. The results of the survey consolidated MetroXpress' position as the most read newspaper in the Greater Copenhagen area amongst people under the age of 50.

The edition extended its distribution to cover Denmark's second largest city, Aarhus, and the Eastern part of Jutland in April 2002. With this expansion, Metro now covers 70% of Denmark, which has a US$ 480 million annual national newspaper advertising market. The success of MetroXpress in its first seven months enabled the funding of this expansion within the original budget for the Copenhagen edition.

For further information, please visit www.metro.lu, email info@metro.lu or contact:
Pelle Törnberg, President & CEO tel: +44 (0) 20 7408 0230
Matthew Hooper, Investor & Press Relations tel: +44 (0) 20 7321 5010

Metro is the world's largest free newspaper, publishing and distributing 23 editions in 15 countries in 13 languages: Stockholm (Metro), Prague (Metro), Gothenburg (Metro), Hungary (Metro), the Netherlands (Metro), Helsinki (Metro), Malmö (Metro), Santiago (Publimetro), Philadelphia (Metro), Toronto (Metro Today), Rome (Metro), Milan (Metro), Warsaw (Metropol), Athens (Metrorama), Montreal (Metro), Barcelona (Metro Directe), Boston (Metro), Madrid (Metro Directo), Copenhagen (MetroXpress), Paris (Metro), Marseille (Metro), Lyon (Metro) and Hong Kong (Metropolis Daily).

Metro International S.A. 'A' and 'B' shares are listed on the NASDAQ National Market and on the Stockholmsbörsen O-List under the symbols MTROA and MTROB.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized

METRO INTERNATIONAL S.A.

By: [signature]
Name: Anders Fällman
Title: Vice President

Date: June 19, 2002